

April 23, 2026

Weiqi Huang
Chief Executive Officer
Skycorp Solar Group Ltd
Room 303, Block B
No. 188 Jinghua Road, Yinzhou District
Ningbo City, Zhejiang Province
China 315048

> **Re: Skycorp Solar Group Ltd**
> **Draft Registration Statement on Form F-3**
> **Submitted April 17, 2026**
> **CIK No. 0002001288**

Dear Weiqi Huang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin